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EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct +1 617 275 8383 Fax

July 8, 2025

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 78

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Ashley Vroman-Lee of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 78 to the Registrant’s registration statement on Form N-1A.

PEA No. 78 was filed for the purpose of registering shares of Harbor Alpha Layering ETF (the “Fund”), a new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 78.

COMMENT 1:

(Prospectus – Principal Investment Strategy)

The Fund’s principal investment strategies state “As a result of the Fund’s strategies, the Fund may have highly leveraged exposure to one or more asset classes at times, resulting in gross exposure (long plus short) significantly in excess of 150% total exposure.”

Please supplementally explain under what circumstances the Fund would have an excess of 150% exposure and how much the exposure might be. Please also supplementally explain what the Fund means by “long plus short”. If the Fund is intending to provide inverse exposure, then please clarify that in the disclosure.

July 8, 2025

Response:	Given that the Fund will achieve its investment exposure through derivatives, the Fund is frequently expected to have exposures in excess of 150% gross exposure. Based on historical modeling of the Fund, the gross exposure is not expected to exceed 600% to 900%, depending on how gross exposure is measured. The total net exposure is not expected to exceed 350% to 520%, depending on how net exposure is measured. For instance, if all fixed income gross exposure is stated as-is, the maximum and range for gross exposure would be greater, and if it is quoted in 10-year duration equivalent exposure, the maximum and range for gross exposure would be lower. Two primary factors influencing gross exposure include the risk estimate for each trend component and the correlation among these components. Gross exposure refers to the total long exposure plus the total short exposure (in absolute terms). For example, if long exposure is 125% and short exposure is 75%, gross exposure is 200%, though net exposure would be 50%. The Registrant confirms that the Fund does not intend to provide inverse exposure.

COMMENT 2A:

(Prospectus – Principal Investment Strategy)

Please supplementally identify the designated index the Fund intends to use, and please confirm the designated index is unleveraged for Rule 18f-4 purposes.

Response:	The Fund intends to use the S&P 500 as its designated index. We confirm that the designated index is unleveraged for Rule 18f-4 purposes.

COMMENT 2B:	(Prospectus – Principal Investment Strategy) Please confirm the Fund will be using the relative VAR test under Rule 18f-4.

Response:	The Registrant confirms that the Fund will be using the relative VAR test Under Rule 18f-4.

July 8, 2025

COMMENT 3:	(Prospectus – Fee Table) The Staff notes that the Fund invests in other investment companies. As such, please include an Acquired Fund Fees and Expenses line item in the fee table, if applicable.

Response:	The Registrant has included the estimated acquired fund fees and expenses in a separate line item in the fee table because such expenses are estimated to exceed 0.01% of the Fund’s average net assets.

COMMENT 4:

(Prospectus – Principal Investments)

Please provide Item 9 disclosure regarding the following:

•  Index

•  Index methodology

•  Index weighting methodology

•  Rebalance and reconstitution process

•  Number of index components

•  Whether the fund will be using a representative or replication strategy for the long passive US equity sleeve

Response:	The Registrant respectfully declines to incorporate this comment. As stated in the “Principal Investment Strategy,” “[t]he Index is comprised of the 500 leading companies listed on stock exchanges in the U.S. (i.e., large-cap common stock of U.S. issuers)” and “[t]he Fund’s long passive U.S. equity strategy seeks to provide returns similar to those of the Index primarily through the use of futures contracts.” The Registrant believes this level of disclosure is sufficient given that the Fund is not an index fund and does not have an objective of seeking to track the Index. Given this, the Registrant believes that inclusion of additional disclosure regarding the Index and its methodology could be confusing for shareholders.

COMMENT 5:	(Prospectus – Principal Investment Strategy) Please disclose what a trend-following strategy is (i.e. buying an asset when the trend goes up).

Response:	The Registrant has added the following disclosure as the second sentence of the third paragraph of the “Principal Investment Strategy”:

July 8, 2025

A trend-following strategy is one that seeks to identify and profit from price trends (i.e., by buying when prices are rising and selling or shorting when prices are declining). Trend-following strategies have the potential to perform well during trending markets, persistently volatile markets and/or during periods of market stress; however, they may experience flat or negative performance during periods in which no major price trends develop or when markets exhibit short-term volatility.

COMMENT 6A:

(Prospectus – Principal Investment Strategy)

Please include specific information in plain English, generally, about the quantitative approach (i.e., models that the Fund will use). We note that this is disclosed under model risk but please also disclose in the principal investment strategy section.

Response:

The Registrant has added the below underlined text to existing language in the “Principal Investment Strategy” section that the Registrant believes addresses the Subadvisor’s quantitative approach.

The Subadvisor employs a proprietary framework using quantitative models that seek to identify these trends and allocate a weight to each market or asset class represented in the portfolio that will guide the long and short positioning. Each position size within the strategy is determined based on its historical volatilities and correlations.

COMMENT 6B:	(Prospectus – Principal Investment Strategy) Please include any conflicts or dependencies between the managed futures strategy and replication strategy.

Response:	The Registrant does not anticipate any conflicts or dependencies between the managed futures and replication strategy.

July 8, 2025

COMMENT 7:

(Prospectus – Principal Investment Strategy)

Please clarify in the disclosure if the managed futures strategy sleeve is also intended to replicate the returns of the S&P 500 Index. If so, please supplementally explain the nexus between investing “across global equities, fixed income, currencies and commodities markets” and the S&P 500 Index.

Response:	The Registrant has added the following disclosure to the Principal Investment Strategy: The managed futures strategy is not intended to provide returns similar to those of the Index.

COMMENT 8:

(Prospectus – Principal Investment Strategy)

On page 2, paragraph 4, the principal investment strategy states that “[t]he Fund will frequently “roll-over” futures contracts”. Please further disclose the Fund’s strategy for rolling futures, including the impact of contango or backwardation. Disclosing in Item 9 is acceptable.

Response:

The Registrant has added the following to the Item 9 disclosure:

ROLLING FUTURES CONTRACTS

As part of its strategy, the Subadvisor will engage in “rolling” of futures contracts. As the exchange-traded futures contracts held by the Fund approach expiration, they will be sold prior to their expiration date and similar contracts that have a later expiration date will be purchased. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. Any difference between the price for the nearer delivery month contract and the price for the distant month contract is known as a “roll yield” and can be either a positive amount or a negative amount. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While some of the contracts the Fund may hold have historically exhibited consistent periods of backwardation, backwardation

July 8, 2025

may not exist at all times. Moreover, certain commodities, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation and presence of contango in a particular commodity market could result in negative “roll yields,” which could adversely affect the value of the Fund. However, the existence of contango (or backwardation) in a particular commodity market does not automatically result in negative (or positive) “roll yields.” The actual realization of a potential roll yield will be dependent upon the shape of the futures curve. The term “futures curve” refers to the relationship between the price of futures contracts over different futures contract maturity dates when plotted in a graph. If the relevant part of the commodity futures curve is in backwardation — a downward sloping futures curve — then, all other factors being equal, the price of a product or index holding that future will tend to rise over time as lower futures prices converge to higher spot prices. The opposite effect would occur for contango.

COMMENT 9:	(Prospectus – Principal Risks) In the Derivatives Risk disclosure, please specifically include futures risk as the Fund heavily relies on the managed futures strategy.

Response:

The Registrant has added the below underlined text to existing language in the Item 4 and Item 9 “Derivatives Risk” disclosure:

Item 4

Derivatives Risk: The value of derivative instruments, such as futures contracts, held by the Fund may not change in the manner expected by the Subadvisor which could result in disproportionately large losses to the Fund. Derivatives may also be more volatile than other instruments and may create a risk of loss greater than the amount invested. In addition, certain derivatives may be difficult to value and may be illiquid.

July 8, 2025

Item 9

DERIVATIVES RISK

[...]

Counterparties to over-the-counter derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives also can make the Fund’s portfolio less liquid and harder to value, especially in declining markets. In addition, government legislation or regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments, currencies, commodities or indices for an agreed price for a designated period (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract). With respect to U.S. Treasury futures, one party to the contract agrees to accept, and the other party agrees to make delivery of, a U.S. Treasury security, as called for in the agreement, at a specified date and at an agreed upon price. Transactions in futures contracts, including U.S. Treasury futures, involve brokerage costs and require margin deposits.

While transactions in futures contracts may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates, among other things, may result in a poorer overall performance for a Fund than if it had not entered into any futures contracts transactions.

COMMENT 10:	(Prospectus – Principal Risks) In the Model Risk disclosure, please consider whether there is potential for over optimization or model drift and include risk disclosure as applicable.

Response:	The Registrant has reviewed its Model Risk disclosure and believes that the current disclosure is adequate in light of the potential risks.

July 8, 2025

COMMENT 11A:

(Prospectus – Additional Information about the Fund’s Investments)

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:	Confirmed.

COMMENT 11B:	(Prospectus – Additional Information about the Fund’s Investments) Confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response:	Confirmed.

COMMENT 11C:

(Prospectus – Additional Information about the Fund’s Investments)

Disclose whether the fund currently intends to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than the entity wholly-owned by the fund.

Response:	The Registrant confirms that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than the entity wholly-owned by the Fund. The Registrant does not believe additional disclosure is necessary.

COMMENT 11D:

(Prospectus – Additional Information about the Fund’s Investments

Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the Subsidiary’s investment advisory agreements may be combined.

July 8, 2025

Response:	The Subsidiary is not a registered investment company and therefore is not required to comply with the requirements of Section 15. The Registrant confirms that the same entities serve as advisor and subadvisor to the Fund and Subsidiary and the Board of Trustees considers the totality of services provided (at the Fund and Subsidiary level) in connection with its consideration of the Fund’s advisory and subadvisory contracts. The Registrant confirms that it will file the advisory and subadvisory agreements with the Subsidiary as an exhibit to the registration statement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista
Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Sean Seaman, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP